SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CALIFORNIA GOLD CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

130255102
(CUSIP Number)

William Meadow
C/o California Gold Corp.
10752 Deerwood Park Blvd.
S. Waterview II, Suite 100
Jacksonville, FL 32256

(Name, address and telephone number of person
authorized to receive notices and communications)

February 7, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: Meadow, William D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,035,094 (1) (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,885,000 (2) (3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,035,094 (1) (3)

WITH	10	SHARED DISPOSITIVE POWER:

7,885,000 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,920,094 (1) (2) (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)
Includes (i) 10,000 shares of Series D Convertible Preferred Stock that Mr. Meadow is entitled to receive which shall be issued upon the Issuer obtaining shareholder approval for, and the filing of an amendment to, the Issuer’s charter to increase the number of authorized shares of blank check Preferred Stock; (ii) options to purchase 205,019 shares of common stock held for the account of Mr. Meadow which may be exercised within 60 days; and (iii) 820,075 options to purchase common stock which may vest within 60 days. All beneficial ownership numbers and percentages exclude 2,255,207 options to purchase common stock which are not exercisable within 60 days.

(2)
Represents 7,885,000 shares of common stock to be issued upon the Issuer obtaining shareholder approval for, and the filling of an amendment to, the Issuer’s Charter (the “MVP Shares”) held by MV Patents LLC (“MVP”).  Mr. Meadow is the managing member and beneficial owner of MVP, and, in such capacity, has voting and dispositive power over the MVP Shares.

(3)	Reflects the anticipated reverse split of the Issuer’s common stock on a 1-for-100 reverse split basis.
(4)	Estimated based on 14,696,013 shares issued and outstanding on a post 1-for-100 reverse split basis as of April 8, 2014, which is based on 1,311,013 post 100-for-1 reverse split shares currently outstanding and gives effect to the issuance of 9,385,000 shares of common stock issuable in connection with the acquisition of MVP on a post-reverse-split basis and 4,000,000 shares of common stock to be issued following the effectiveness of the reverse split as a result in exchange for outstanding warrants.

1	NAMES OF REPORTING PERSONS: MV Patents LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,885,000 (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

7,885,000 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,885,000 (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Reflects the anticipated reverse split of the Issuer’s common stock on a 1-for-100 basis.
(2)
Estimated based on 14,696,013 shares issued and outstanding on a post 1-for-100 reverse split basis as of April 8, 2014, which is based on 1,311,013 post 100-for-1 reverse split shares currently outstanding  and gives effect to the issuance of 9,385,000 shares of common stock issuable in connection with the acquisition of MVP on a post-reverse-split basis and 4,000,000 shares of common stock to be issued following the effectiveness of the reverse split in exchange for outstanding warrants.

ITEM 1.  Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share of California Gold Corp., a Nevada corporation (the “Issuer”).

The principle executive office of the Issuer is located at 10752 Deerwood Park Blvd., S. Waterview II, Suite 100, Jacksonville, FL 32256.

Item 2. Identity and Background

(a)	This statement is being filed by William D. Meadow and MVP (collectively, the “Reporting Persons”).

(b)
MVP’s address is: 10752 Deerwood Park Blvd., S. Waterview II, Suite 100, Jacksonville, FL 32256.  Mr. Meadow’s address is William Meadow, C/O MVP, 10752 Deerwood Park Blvd., S. Waterview II, Suite 100, Jacksonville, FL 32256.

(c)	N/A

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)	United States/Florida

ITEM 3. Source and Amount of Funds or Other Consideration.

On February 7, 2014, the Issuer acquired MVP Portfolio LLC, n/k/a Visual Real Estate, Inc. (“VRE”), in consideration for which the members of VRE became entitled to receive an aggregate of 9,385,000 shares of the Issuer’s common stock, to be issued to the members of VRE after the Issuer completes a planned reverse split of its issued and outstanding common stock on a 1-for-100 basis, as consideration for the Issuer’s acquisition of VRE and the outstanding membership interests in VRE. MVP is entitled to receive 7,885,000 shares of common stock as the former majority member of VRE. Mr. Meadow is the managing member of MVP, and as such is the beneficial owner of MVP’s 7,885,000 post reverse split shares of common stock.

On February 7, 2014, the Issuer sold to Mr. Meadow 10,000 shares of its Series D Preferred Stock, with each share of Series D Preferred Stock entitled to cast 1,000 votes per share and receive a liquidation preference equal to $0.10 per share. The source of the funds for the 10,000 shares of Series D Preferred Stock is Mr. Meadow’s personal funds and working capital.

On February 7, 2014, the Issuer granted to Mr. Meadow under its 2014 Equity Incentive Plan (the “2014 Plan”) a five-year non-qualified stock option to purchase, on a post-reverse split basis, up to 2,460,226 shares of the Issuer’s common stock at an exercise price of $0.50 per share, which option shall vest in twelve (12) equal quarterly installments, beginning on the three (3) month anniversary of the date of issuance and every three (3) months thereafter, provided Mr. Meadow remains continuously engaged as a director or officer of the Issuer through the applicable vesting date.

On February 7, 2014, the Issuer issued to Mr. Meadow under the 2014 Plan 820,075 options to purchase common stock; these options shall vest upon the Issuer achieving revenues of $20 million.

ITEM 4. Purpose of Transaction.

Mr. Meadow acquired his shares of the Issuer’s common stock and his securities convertible into shares of the Issuer’s common stock: 1) as compensation, 2) as an incentive award and 3) for investment purposes.

MVP acquired its shares of the Issuer’s common stock (to be issued to MVP after the Issuer completes a planned reverse split of its issued and outstanding common stock on a 1-for-100 basis) in exchange for all its membership interests in MVP.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. Interest in Securities of the Issuer.

(a)
Includes (i) 10,000 shares of Series D Convertible Preferred Stock each of which is convertible into 1 share of common stock which shall be issued upon the Issuer obtaining shareholder approval for, and the filing of an amendment to, the Issuer’s charter to increase the number of authorized shares of blank check Preferred Stock; (ii) options to purchase 205,019 shares of common stock which may be exercised within 60 days; (iii) 820,075 options to purchase common stock which may vest within 60 days; and (iv) 7,885,000 shares of common stock to be issued to MVP upon the Issuer obtaining shareholder approval for, and the filling of an amendment to, the Issuer’s Charter. Mr. Meadow is the managing member and beneficial owner of MVP, and, in such capacity, has voting and dispositive power over the MVP Shares.

(b)
Mr. Meadow may be deemed to hold sole voting and dispositive power over 1,035,094 post reverse split shares of the Issuer’s common stock (1) and shares voting and dispositive power over 7,885,000 post reverse split shares of common stock (2).

MVP may be deemed to hold shared voting and dispositive power over 7,885,000 post reverse split shares of the Issuer’s common stock with Mr. Meadow. Mr. Meadow is the managing member of MVP.

(1)
Includes (i) 10,000 shares of Series D Convertible Preferred Stock held by Mr. Meadow which shall be issued upon the Issuer obtaining shareholder approval for, and the filing of an amendment to, the Issuer’s charter to increase the number of authorized shares of blank check Preferred Stock, and which will be automatically converted into shares of the Issuer’s common stock, on a one-for-one basis, upon the sooner of a “change of control” of the Issuer (as such term is defined in the Certificate of Series D Designation) or the listing of the Issuer’s common stock on a national securities exchange; (ii) options to purchase 205,019 shares of common stock which may be exercised within 60 days; and (iii) 820,075 options to purchase common stock which shall vest upon the Issuer’s achieving revenues of $20 million. All beneficial ownership numbers and percentages exclude 2,255,207 options to purchase common stock which are not exercisable within 60 days.

(2)
Includes 7,885,000 shares of common stock held by MVP which shall be issued upon the Issuer obtaining shareholder approval. Mr. Meadow is the managing member and beneficial owner of MVP, and, in such capacity, has voting and dispositive power over the securities held by MVP.

(c)  On February 7, 2014, Mr. Meadow purchased 10,000 shares of the Issuer’s Series D Convertible Preferred Stock at a purchase price of $0.10 per share. Each share of Series D Preferred Stock will be entitled to cast 1,000 votes per share and will have a liquidation preference equal to $0.10 per share. On February 7, 2014, the Issuer issued to Mr. Meadow a five-year non-qualified stock option to purchase, on a post-reverse split basis, up to 2,460,226 shares of the Issuer’s common stock at an exercise price of $0.50 per share, which option shall vest in twelve (12) equal quarterly installments, beginning on the three (3) month anniversary of the date of issuance and every three (3) months thereafter, provided Mr. Meadow remains continuously engaged as a director or officer of the Issuer through the applicable vesting date. Additionally, on February 7, 2014, the Issuer issued to Mr. Meadow under the 2014 Plan, 820,075 options to purchase common stock which shall vest upon the Issuer achieving revenues of $20 million.

On February 7, 2014, the Issuer acquired VRE, in consideration for which MVP became entitled to receive 7,885,000 shares of the Issuer’s common stock, to be issued to MVP after the Issuer completes a planned reverse split of its issued and outstanding common stock on a 1-for-100 basis, as consideration for the Issuer’s acquisition of VRE and the outstanding membership interests in VRE. Mr. Meadow is the managing member of MVP, and as such is the beneficial owner of MVP’s 7,885,000 post-reverse split shares of common stock.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of 8,920,094 shares of common stock reported in Item 5(a).

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The securities discussed herein were issued or are issuable pursuant to a Securities Exchange Agreement between the Issuer and MVP, Mr. Meadow’s Executive Employment Agreement, the 2014 Equity Incentive Plan, and Mr. Meadow’s Series D Preferred Stock Subscription Agreement.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2014	By:	/s/ William D. Meadow
William D. Meadow
MV PATENTS LLC

Dated: April 9, 2014	By:	/s/ William D. Meadow
William D. Meadow, Manager

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement